Atna Nevada Gold Exploration Update

Vancouver, B.C. (February 16, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to provide an update on its seven Nevada gold properties. An extensive 2004 exploration program will commence as snow and weather conditions permit.

Mapping and interpretation of the Golden Cloud (GBG 70%) and Sno (PEX 60%) properties has resulted in a recommendation for a first phase of drilling. Great Basin Gold has obtained permits to drill a minimum 1600m program on Golden Cloud. Pacific Ridge plans a minimum 1000m drill program at Sno.

Jarbidge is Atna’s most recent acquisition involving a large land holding with several property-sized, high-grade targets. Atna will maintain 100% interest in Jarbidge through the first phase of drilling. Work to apply for drilling permits has been initiated. Drilling to test outcropping mineralization, gold anomalies in soils, and projected vein extensions is anticipated to begin in July. Field crews will mobilize in May to develop additional drill targets in areas of known mineralization and alteration.

Mapping, geochemical sampling, and geophysics, completed at Beowawe, indicate a high-level epithermal vein system with highly anomalous gold values extending for a strike length in excess of 2 kilometers on the property. Stacked vein sets and indications of sinters suggest a lateral extent of over 500 meters to the vein system. Negotiations are on going with prospective partners to fund the next stage of drilling on the property.

Atna has regained 100% interest in the Clover property as a result of Newmont withdrawing from the option agreement. Newmont’s work has enhanced the value of the property by defining a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high grade (30.9 gpt) gold float. Atna will resume core logging and data compilation from the previously drilled, high grade gold intersections to the South, which includes values of 25.3 gpt over 9.7 meters, 7.9 gpt over 7.6 meters, and 10 gpt over 3 meters. Consistent with its strategy, Atna will consider a partner on the project.

The Triple Junction/Dixie Fork Properties cover potential for high-grade, sediment hosted, Carlin type deposits. Mapping in 2003 determined that the target has large size potential at an indeterminate depth. Atna will pursue a partner to drill several deep holes to test the Rain Mine stratigraphy at depth.

Atna Resources Ltd. is a well-financed, generative exploration company with a portfolio of highly prospective gold properties in Nevada. Atna has successfully formed Joint Ventures with a number of their properties and continues to pursue quality gold exploration opportunities in the Great Basin. Atna also has copper projects in Chile and polymetallic deposits in the Yukon, including the high-grade Wolverine Zn-Ag-Au-Cu-Pb massive sulphide deposit.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations/Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com